Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in this Registration Statement on Form S-3 of our report on the consolidated financial statements dated April 11, 2005, (which report expresses an unqualified opinion on those financial statements and financial statement schedules and includes an explanatory paragraph regarding the Company’s change in method of accounting for stock-based compensation as described in Note 1) and management’s report on the effectiveness of internal control over financial reporting dated April 11, 2005, appearing in and incorporated by reference in the Annual Report on Form 10-K of Lowe’s Companies, Inc. for the fiscal year ended January 28, 2005 and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.
/s/ Deloitte & Touche LLP
Charlotte, North Carolina
October 3, 2005